EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months		For Years Ended
	Ended
	Sept. 30,		Dec. 31,		Dec. 29,		Dec. 30,	Dec. 31,	Jan. 2,
	2004		2003		2002		2001	2000	2000

(In thousands)
Earnings (loss) from continuing operations before income taxes	$95,089		$47,745		$(2,210)		$(187,039)	$(249,388)	$67,230
Add:
Interest on indebtedness	25,287		39,324		43,774		47,250	55,191	52,876
Amortization of debt expense	825		1,741		1,542		1,766	907	729
Portion of rents representative of the interest factor	5,244		7,807		8,859		10,608	10,026	10,484
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(517)		(157)		160		(90)	(2,102)	(22,429)

Earnings (as defined)	$125,928		$96,460		$52,125		$(127,505)	$(185,366)	$108,890

Fixed charges:
Interest on indebtedness	25,287		39,324		43,774		47,250	55,191	52,876
Amortization of debt expense	825		1,741		1,542		1,766	907	729
Portion of rents representative of the interest factor	5,244		7,807		8,859		10,608	10,026	10,484

Total fixed charges	$31,356		$48,872		$54,175		$59,624	$66,124	$64,089

Ratio of earnings to fixed charges	4.0	x	2.0	x	1.0	x(a)	— (b)	— (c)	1.7	x

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.